SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

     For Period Ended: September 30, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


BGI, Inc.
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Full Name of Registrant


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Former Name If Applicable

13581 Pond Springs Road, Suite 105
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Address of Principal Executive Office (Street and Number)

Austin, Texas 78729
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City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense; | |

     (b)The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion [ ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Form 10-QSB of BGI, Inc. for the period ended September 30, 2002 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    William Schwartz                    512          335-0065
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                 With respect to its Form 10-QSB for the quarter
                              ended September 30, 2002

     The registrant estimates that its results of operations for the quarter ended September 30, 2002 as reflected in its statements of operations to be included in its Form 10-QSB will reflect a decrease in revenue to approximately $596,935 compared to revenue of $1482380 for the quarter ended September 30, 2001. In addition the registrant expects to report income from operations of approximately $119,300 for the quarter ended September 30, 2002 compared to an operating income of $649,675 for the quarter ended September 30, 2001. The registrant also expects to report net loss of approximately $197496 for the quarter ended September 30, 2002 compared to a net income of $622,838 for the quarter ended September 30, 2001.


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                                    BGI, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 14, 2002              By  /s/ William Schwartz
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                                             William Schwartz
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).